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                      CANDESCENT TECHNOLOGIES CORPORATION
                            6320 San Ignacio Avenue
                           San Jose, California 95119

                                    May 2, 2001

VIA EDGAR AND FEDERAL EXPRESS

Ms. Charito A. Mancha
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0306
Washington, D.C. 20549-0306

Re: Registration Statement on Form S-1 (File No. 333-55188) filed on
    February 8, 2001

Dear Ms. Mancha:

Candescent Technologies Corporation filed the above-referenced Registration Statement on Form S-1 on February 8, 2001. Pursuant to Rule 477 under the Securities Act of 1933, as amended, Candescent hereby applies to the Commission for the withdrawal of the Registration Statement.

In the months following the filing, market conditions have prevented Candescent and its underwriters from moving forward with the planned public offering. Candescent now wishes to withdraw the Registration Statement.

Thank you for your attention and assistance during our efforts to complete our initial public offering, and thank you in advance for your assistance with our withdrawal request. If you have any questions regarding this withdrawal request, please call Steven L. Berson of Wilson Sonsini Goodrich & Rosati at 650.320.4701, or me at 408.360.2619.

Sincerely

/s/ Clyde R. Hosein
Vice President, Finance and Administration
& Chief Financial Officer

Cc: Ms. Peggy Fisher -- Securities and Exchange Commission
    Jeffrey Kessman -- Securities and Exchange Commission Margery Reich -- Securities and Exchange Commission Harry A. Marshall -- Candescent Technologies Corporation Raman Chitkara -- PricewaterhouseCoopers LLP
    Kent E. Soule -- Pillsbury Winthrop